                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                                 Sequenom, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              --------------------

          Options to purchase Common Stock, par value $0.001 per share, with an exercise price equal to or greater than $10.00 per share
                         (Title of Class of Securities)

                              --------------------

                                   817337 10 8
         (CUSIP Number of Class of Securities (Underlying Common Stock))

                              --------------------

                               Stephen L. Zaniboni
          Senior Vice President, Chief Financial Officer and Secretary
                                 Sequenom, Inc.
                             3595 John Hopkins Court
                           San Diego, California 92121
                                 (858) 202-9000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:

                              D. Bradley Peck, Esq.
                               Cooley Godward LLP
                               4401 Eastgate Mall
                        San Diego, California 92121-9109
                                 (858) 550-6000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
          Transaction Valuation/(1)/            Amount of Filing Fee/(2)/

            $12,006,732.40                       $2,401.35
--------------------------------------------------------------------------------

/(1)/ Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $6.35, the average of the high and low sales prices of Sequenom's Common Stock on October 29, 2001, as reported on the Nasdaq National Market, and assumes that options to purchase 1,890,824 shares of Sequenom's Common Stock will be exchanged and/or cancelled pursuant to this Offer.

/(2)/ The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: Not applicable          Filing party: Not applicable
          Form or Registration No.: Not applicable        Date filed: Not applicable


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_]  third party tender offer subject to Rule 14d-1.
       [X]  issuer tender offer subject to Rule 13e-4.
       [_]  going-private transaction subject to Rule 13e-3.
       [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Item 1.   Summary Term Sheet.

         The information set forth under "Summary Term Sheet" (the "Summary Term Sheet") in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated November 1, 2001 (the "Offer to Exchange"), is incorporated herein by reference.

Item 2.   Subject Company Information.

          (a) Name and Address. The name of the issuer is Sequenom, Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices are 3595 John Hopkins Court, San Diego, California 92121, (858) 202-9000. The information set forth in Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

          (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), outstanding under the Company's 1999 Stock Incentive Plan (the "Replacement Grant Plan") and the Gemini Genomics Company Share Option Plan, International Executive Share Option Plan and Individual Share Option Plans with an exercise price equal to or greater than $10.00 per share of Common Stock (the "Eligible Option Grants"), for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the Replacement Grant Plan, on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Option Grants that are accepted for exchange and cancelled. The information set forth in the Summary Term Sheet and in Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") of the Offer to Exchange is incorporated herein by reference.

          (c) Trading Market and Price. The information set forth in Section 7 ("Price Range of Common Stock") of the Offer to Exchange is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

          (a) Name and Address. The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4.   Terms of the Transaction.

          (a) Material Terms. The information set forth in the Summary Term Sheet and in Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of the Offer; Termination; Amendment") of the Offer to Exchange is incorporated herein by reference.

          (b) Purchases. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

                                        1.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

          (e) Agreements Involving the Subject Company's Securities. The information set forth in Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

          (a) Purposes. The information set forth in the Summary Term Sheet and in Section 2 ("Purpose of the Offer") of the Offer to Exchange is incorporated herein by reference.

          (b) Use of Securities Acquired. The information set forth in Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer") of the Offer to Exchange is incorporated herein by reference.

          (c) Plans. The information set forth in Section 2 ("Purpose of the Offer") and Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

          (a) Source of Funds. The information set forth in Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") of the Offer to Exchange is incorporated herein by reference.

          (b) Conditions. The information set forth in Section 6 ("Conditions of the Offer") of the Offer to Exchange is incorporated herein by reference.

          Borrowed Funds. Not applicable.

Item 8.   Interest in Securities of the Subject Company.

          (a) Securities Ownership. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

          (b) Securities Transactions. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

          (a)  Solicitations or Recommendations. The information set forth in
Section 14 ("Fees and Expenses") of the Offer to Exchange is incorporated herein by reference.

Item 10.  Financial Statements.

          (a) Financial Information. The information set forth in Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

          (b)  Pro Forma Financial Information. Not applicable.

Item 11.  Additional Information.

          (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 ("Legal Matters; Regulatory Approvals") of the Offer to Exchange is incorporated herein by reference.

                                       2.

             (b)  Other Material Information. Not applicable.

Item 12.     Exhibits.

(a)  (1) (A)      Offer to Exchange Outstanding Options to Purchase Common
                  Stock, dated November 1, 2001.

(a)  (1) (B)      Election Form.

(a)  (1) (C)      Notice of Withdrawal.

(a)  (1) (D)      Confirmation of Receipt of Election Form.

(a)  (1) (E)      Confirmation of Receipt of Notice of Withdrawal.

(a)  (1) (F)      Reminder of Expiration Date.

(a)  (1) (G)      Email dated November 1, 2001 from Stock Administration to
                  holders of Eligible Option Grants.

(b)               Not applicable.

(d)  (1)          Sequenom, Inc. 1999 Stock Incentive Plan.  Filed as an exhibit to the Company's Registration Statement on Form S-1
                  (Registration No. 333-91665), originally filed on January 31,
                  2000, and incorporated herein by reference.

(d)  (2)          Gemini Genomics, Company Share Option Plan. Filed as an
                  exhibit to the Company's Registration Statement on Form S-8
                  (Registration No. 333-69706), originally filed on September
                  20, 2001, and incorporated herein by reference.

(d)  (3)          Gemini Genomics, International Executive Share Option Plan.
                  Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-69706), originally filed on
                  September 20, 2001, and incorporated herein by reference.

(d)  (4)          Gemini Genomics, Form of Individual Share Option Plans. Filed
                  as an exhibit to the Company's Registration Statement on Form
                  S-8 (Registration No. 333-69706), originally filed on
                  September 20, 2001, and incorporated herein by reference.

(g)               Not applicable.

(h)               Not applicable.

Item 13.     Information Required by Schedule 13E-3.

Not applicable.

                                       3.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           SEQUENOM, INC.

                                           By: /s/ Stephen L. Zaniboni
                                              _________________________________
                                              Stephen L. Zaniboni
                                              Senior Vice President, Chief
                                              Financial Officer and Secretary

Date: November 1, 2001

                                       4.

                                INDEX TO EXHIBITS

Exhibit
Number           Description

(a) (1)   (A)    Offer to Exchange Outstanding Options to Purchase Common Stock,
                 dated November 1, 2001.

(a)  (1)  (B)    Election Form.

(a)  (1)  (C)    Notice of Withdrawal.

(a)  (1)  (D)    Confirmation of Receipt of Election Form.

(a)  (1)  (E)    Confirmation of Receipt of Notice of Withdrawal.

(a)  (1)  (F)    Reminder of Expiration Date.

(a)  (1)  (G)    Email dated November 1, 2001 from Stock Administration to
                 holders of Eligible Option Grants.

(b)              Not applicable.

(d)  (1)         Sequenom, Inc. 1999 Stock Incentive Plan.  Filed as an exhibit to the Company's Registration Statement on Form S-1
                 (Registration No. 333-91665), originally filed on January 31,
                 2000, and incorporated herein by reference.

(d)  (2)         Gemini Genomics, Company Share Option Plan. Filed as an
                 exhibit to the Company's Registration Statement on Form S-8
                 (Registration No. 333-69706), originally filed on September
                 20, 2001, and incorporated herein by reference.

(d)  (3)         Gemini Genomics, International Executive Share Option Plan.
                 Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-69706), originally filed on
                 September 20, 2001, and incorporated herein by reference.

(d)  (4)         Gemini Genomics, Form of Individual Share Option Plans. Filed
                 as an exhibit to the Company's Registration Statement on Form
                 S-8 (Registration No. 333-69706), originally filed on
                 September 20, 2001, and incorporated herein by reference.